

August 15, 2023

Mohanraj Ramasamy
Chief Executive Officer
SRIVARU Holding Ltd
2nd Floor, Regatta Office Park, West Bay Road
P.O. Box 10655
Grand Cayman, KY1-1006
Cayman Islands

> **Re: SRIVARU Holding Ltd**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed August 7, 2023**
> **File No. 333-272717**

Dear Mohanraj Ramasamy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2023, letter.

Amendment No. 2 to Registration Statement on Form F-4

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023, page 196

1.   Please amend your filing to include descriptions of all pro forma adjustments included on the pro forma balance sheet. In this regard, we note that adjustments K through N do not appear to be explained in Note 4 to the Pro Forma Financial Statements.

<u>MOIV Acquisition Corp. Financial Statements, page F-1</u>

2. Please update the MOBIV Acquisition Corp financial statements for the quarter ended June 30, 2023.

<u>General</u>

3. Please revise to include a currently dated consent of your independent registered public accounting firm.

4. Please file a pre-effective amendment to the proxy statement/prospectus that includes all exhibits and all non-430A information, including the amount of securities to be offered on the cover page, the identity and contact info of the proxy solicitor, and the per share information on page 205. To the extent that you have set the record date, please fill that in and include all related information as well.

   You may contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing